SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(B) OR (G) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                        SITEL CORPORATION
          (Exact name of issuer as specified in charter)


         Minnesota                          47-0684333
(State of Incorporation or Organization)(IRS Employer Identification No.)


                        13215 Birch Street
                      Omaha, Nebraska 68164
             (Address of principal executive offices)

                          (402) 498-6810
         (Issuer's telephone number, including area code)
           ____________________________________________


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class       Name of each exchange on which
         to be so registered          each class is to be registered


         Common Stock, $.001 par       New York Stock Exchange





Securities to be registered pursuant to Section 12(g) of the Act:




                         (Title of Class)


                        (Title of Class)
          INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered.

General

     The Company is authorized to issue 200,000,000 shares, par value $.001, of undesignated capital stock. Until otherwise designated by the Board of Directors of the Company, all authorized shares are deemed to be Common Stock.

Common Stock

    Subject to the prior rights of any outstanding preferred stock, each outstanding share of Common Stock is entitled to participate equally in any distribution of net assets made to the shareholders in liquidation of the Company and is entitled to participate equally in dividends as and when declared by the Board of Directors. There are no redemption, sinking fund, conversion, or preemptive rights with respect to the shares of Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Undesignated Stock

    The Board of Directors of the Company generally has the power to issue shares of capital stock without shareholder approval. The Board of Directors is authorized to establish the rights, preferences and limitations of this undesignated stock and to divide such shares into classes, with or without voting rights. The ability of the Board of Directors to issue additional shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company. Shares of undesignated stock could be issued with terms, provisions and rights which would make more difficult and, therefore, less likely, a takeover of the Company not approved by the Board of Directors. The rights of the holders of the Common Stock could be adversely affected by the future issuance of undesignated stock.

Antitakeover Effects of Provisions of Articles of Incorporation, Bylaws and Minnesota Law

 Articles of Incorporation and Bylaws. The Company's Amended and Restated Articles of Incorporation and Bylaws provide for a five member Board of Directors to be elected to staggered one, two and three year terms, and thereafter for successive three year terms, and that directors may only be removed from office for cause upon a vote of two-thirds of the Common Stock represented at a stockholders' meeting. The Articles and Bylaws also provide that they may not be amended in certain respects except pursuant to the vote of two-thirds of the Common Stock represented at a stockholders' meeting. These provisions of the Articles of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.

 Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny stockholders the receipt of a premium for their Common Stock. Sections 302A.671 basically provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the stockholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, assets sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.


Item 2.  Exhibits.

    1. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.
                            SIGNATURE


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 13, 1996           SITEL CORPORATION


                                   By:  /s/ James F. Lynch
                                   James F.Lynch, Chief Executive Officer